August 7, 2009

VIA EDGAR

Mark Shannon

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Travelzoo Inc. Form 10-K for the Fiscal Year Ended December 31, 2008, Filed March 16, 2009, File No. 000-50171 (the “Filing”)

Mr. Shannon:

On behalf of Travelzoo Inc. (the “Company”), we submit the Company’s responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated June 30, 2009, with respect to the Filing. We have duplicated below the comments set forth in the comment letter and have provided responses to each comment following the Staff’s related comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 21

1.        Please consider expanding this section to include known trends, demands, commitments, events and uncertainties. This disclosure should provide material historical and prospective textural disclosure enabling investors to assess your financial condition and the results of your operations, with particular emphasis on your prospects for the future. Disclosure should. be based on financial, operational, and other information known to you as well as known trends and uncertainties; and assessment of whether these trends and uncertainties will have, or are reasonably likely to have, a material impact on your liquidity, capital resources, or results of operations. See SEC Release 33-6835 and 33-8350. For instance, consider expanding on your disclosure in the risk factors that you expect to “incur significant losses in the next two or three years primarily as a result of significant expenses” related to your operations in the Asia Pacific and Europe and that you “expect this will have a material negative impact on [y]our operating margins, net income and cash flows.”

The Company acknowledges the comments of the Staff. In future filings the Company will include appropriate disclosures in response to the comment.

Results of Operations

Revenues, page 25

2.        We note instances where two or more sources of a material change have been identified, but the quantification of the amount that each source contributed to the change is not disclosed. As an example, you state on pages 25 and 30 that the increase in total revenues for the year ended December 31, 2008 was attributable to a $3.7 million increase in revenues from your operations in Europe, which “were driven by the addition of new clients, increases in [y]our advertising rates, increased spending from existing clients, and new product offerings and revenue streams.” As a further example, you state on page 25 that the decrease in revenues in North America was “attributed primarily to a decrease in revenues from [y]our publications..., a decrease in revenues from Supersearch, and decreased spending from certain clients, offset by the addition of new clients and an increase in revenue from Travelzoo Network.” With a view toward providing enhanced disclosure in future filings, in your response letter please quantify the material changes that you have discussed in this section. Refer to related interpretive guidance in Section III.D of SEC Release 33-6835 Interpretation: Management’s Discussion and Analysis of Financial Condition and Results of Operations when preparing your MD&A discussion.

The Company acknowledges the Staff’s comment and, to the extent applicable, will include appropriate disclosures in any future filings in response to the comment. Below please find quantification of the material components affecting the Company’s revenues in 2008 and 2007:

▪

For the year ended December 31, 2008, with respect to the decrease in North American revenue, the Company recorded a decrease in revenues of approximately $2.8 million from its publications which included the Travelzoo Web site, Travelzoo Top 20 newsletter and Newsflash, and a decrease in revenues of approximately $4.6 million from SuperSearch. These decreases were offset by approximately $3.1 million increased revenue from new customers and approximately $2.4 million increased revenue from the Travelzoo Network.

▪

For the year ended December 31, 2007, with respect North American operations, which comprised 72% of the Company’s total revenue growth, the 6% increase in advertising rates accounted for approximately $2.5 million of the increase in revenue. The increase in the number of clients and the increase in the volume of advertising sold to existing customers combined to account for approximately $4.3 million of the increase in revenue.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 34

3.        We note your disclosure that your operations in Asia and Europe expose you to foreign currency risk, and your gain from foreign currency transactions was approximately 13% of your pre-tax income in fiscal 2008. Please tell us how your disclosures meet the requirements of one of the quantitative disclosure alternatives described in Item 305(a) of Regulation S-K.

The Company acknowledges the comments of the Staff. In future filings the Company will include disclosures regarding its foreign currency risk using the sensitivity analysis disclosure alternative available in Item 305(a) of Regulation S-K.

Item 9A. Controls and Procedures, page 58

4.        We note your disclosure that the Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures “were effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in [y]our periodic SEC filings as of December 31, 2008.” In your response letter, please confirm, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management to allow timely decisions regarding required disclosure. In future filings, please expressly tie your effectiveness conclusion to the definition of disclosure controls and procedures as set out in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, or recite the entire definition. We note in this regard that your Form 10-Q for the quarter ended March 31, 2009 expressly ties your effectiveness conclusion by reciting the entire definition of disclosure controls and procedures.

The Company acknowledges the comments of the Staff and confirms that in future filings the Company will tie the effectiveness conclusion by its Chief Executive Officer and Chief Financial Officer of the Company’s disclosure controls and procedures to the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under Securities Exchange Act of 1934.

The Company confirms that for the period ended December 31, 2008, it carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer along with the Company’s Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e). Based upon that evaluation, the Company’s Chief Executive Officer along with the Company’s Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective to ensure that the information required to be disclosed by the Company in its annual report was recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and regulations and were also effective to ensure that information required to be disclosed by the Company in its annual report was accumulated and communicated to the Company’s management including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer to allow timely decisions regarding its disclosure.

Item 11. Executive Compensation (Incorporated by Reference to Definitive Proxy Statement Filed March 16, 2009)

Compensation Discussion and Analysis, page 8

5.        You state that your Compensation Committee compared the compensation received by the named executive officers of Travelzoo with the levels of compensation received by “similarly situated executives in the same geographic location” and made “market adjustments” based upon the salary range for similarly situated executives. It appears that you have engaged in compensation benchmarking and should provide required disclosure pursuant to Item 402(b)(2)(xiv) of Regulation S-K. With a view toward providing enhanced disclosure in future filings, please tell us in your response letter the companies with which you compared your compensation and identify the range or percentile at which you set each material element of the compensation. Refer to Regulation S-K Compliance and Disclosure Interpretations Question 118.05 available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

In response to your comment, as referenced in the Company’s Definitive Proxy Statement filed March 16, 2009, for comparison of compensation of our named executive officers, our Compensation Committee reviewed government salary surveys obtained from the Wall Street Journal. The Compensation Committee did not set a range or percentile for setting each material element of the compensation and used the data as one of the several factors which also included the advice and input of the Company’s CEO in setting each material element of the compensation.

In future filings, the Company will expand its discussion of how market data is used in the determination of target compensation each year. Additionally, the Company will expand the discussion of the role of other factors used in setting target compensation.

6.        You disclose that the bonuses under the North American Executive Bonus Plan and other incentive bonus pay were based on certain quarterly quantitative goals such as revenue and pro forma operating income. From your disclosure, we note that the goals of your North American Executive Bonus Plan were not met in the first and second quarters of 2008 and thus no bonuses were paid to participating executives. In addition, we note that you discontinued this plan at the end of the second quarter of 2008. In future filings, if material, please discuss the target levels and threshold levels of goals associated with your bonus programs. See Items 402(b)(2)(v) and (vii) of Regulation S-K and Question 118.04 of our Regulation S-K compliance and Disclosure Interpretations, available on our website. Please note that to the extent that it is appropriate to omit specific targets pursuant to Instruction 4 to Item 402(b), your disclosure should address how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed target levels. Please confirm that you have a competitive harm analysis that supports your reliance on this instruction for purposes of the 2008 fiscal year information.

We confirm that we relied on Instruction 4 to Item 402(b) of Regulation S-K in omitting disclosure of the targets and threshold levels of targets associated with our bonus programs and confirm that we performed a competitive harm analysis in support of such reliance. The targets relate to revenue, pro forma operating income and the number of subscribers to the Travelzoo Top 20 e-mail newsletters.

Since the Company does not publicly disclose estimates or provide guidance of future performance, disclosure of operating income targets and revenue targets would be tantamount to disclosing to the public, including our competitors, earnings guidance. We also believe disclosure of pro forma operating income targets (including historical data) and revenue targets would result in disclosure of our expectations as to (or enable our competitors to extrapolate our expectations as to), among other things, our projected spending patterns and would allow our competitors to unfairly compete with us by adjusting their spending levels.

Additionally, disclosure of our bonus targets would include disclosure of our e-mail newsletter subscriber targets, which we believe would inform our competitors as to our plans for growing our subscriber base. This information could unfairly enable our competitors to modify their subscriber marketing campaigns and spending based on our targets.

7.        We note that four named executive officers received discretionary bonuses in 2008. You state that in each case the Chief Executive Officer, or the Compensation Committee in the case of the Chief Executive Officer, exercised discretion taking into consideration each executive’s individual performance. Please expand your disclosure to provide additional detail regarding the individual performance used to determine bonus awards for each of your named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

The Company acknowledges the Staff’s comment and, to the extent applicable, will include appropriate disclosures in any future filings in response to the comment.

Item 13. Certain Relationships and Related Transactions, and Director Independence (Incorporated by Reference to Definitive Proxy Statement Filed March 16, 2009)

Certain Relationship and Related Party Transactions, page 17

8.        You disclose that the “Audit Committee will review all related party transactions and potential conflict of interest situations involving the Company’s principal stockholders, directors or senior management.” Please explain the Committee’s policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. Refer to Item 404(b) of

Regulation S-K regarding the types of material features of your policies and procedures you may discuss.

The Company acknowledges the Staff’s comment and, to the extent applicable, will include appropriate disclosures in any future filings in response to the comment.

Item 15. Exhibits and Financial Statement Schedules

(3) Exhibits, page 61

9.        We note that you did not file any agreements or insertion orders with Orbitz Worldwide, a client that accounts for 13% of your revenues in 2008. We further note that you previously filed past insertion orders with Orbitz in a Form 8-K filed on January 6, 2005. It appears that you continue to be substantially dependent upon this customer and any agreements should be filed as an exhibit or incorporated by reference from a prior filing pursuant to Item 601(b)(10)(ii)(B). Please advise.

The Company acknowledges the Staff’s comment, and in the future, to the extent that the Company has any clients that account for 10% or more of the Company’s revenues, it will file as an exhibit or incorporate by reference its form of agreement with such clients, subject to applicable confidential treatment requests.

Signatures, page 62

10.        We note the filing is not signed by your controller or principal accounting officer, or a person with this designation. Note that any person who occupies more than one position should indicate each capacity in which he or she signs. Please ensure that you identify the person who is signing in the capacity of the controller or principal accounting officer (e.g., Wayne Lee) as required by General Instruction D.2 of Form 10-K.

The Company acknowledges the Staff’s comment. In future filings, the Company will indicate that Wayne Lee is signing as both the principal financial officer and controller or principal accounting officer of the Company.

*****

The Company acknowledges that:

It is responsible for the adequacy and accuracy of the disclosure in its filings;

Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We expect this fully responds to the Staff’s comments. If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact me at (650) 943-2428.

Sincerely,

/s/ Wayne Lee

Wayne Lee

Chief Financial Officer

cc:	Holger Bartel Travelzoo Inc.

Denis P. McCusker

Bryan Cave LLP